SNT CLEANING INC.
                  9012 - 100 Street, Westlock, Alberta, T7P 2L4
                  Telephone 780 349 1755 Facsimile 780 349 5414


VIA EDGAR ONLY

October 21, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Michelle Lacko and Amanda McManus

     Re: SNT Cleaning Inc.
         Registration Statement on Form S-1
         Filed July 16, 2008
         File Number: 333-152356

Dear Ms. Lacko and Ms. McManus;

In response to your letter dated October 17, 2008, SNT Cleaning Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 3. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

GENERAL

1. We have fixed the typo stating that Mr. Denman purchased the stock from founders for a purchase price of 10,000 in the disclosure on page II-1 and have modified it to state a purchase price of 1,000.

PROSPECTUS SUMMARY, PAGE 5

2. In light of the uncertain nature of our future funding plans we have revised the sixth paragraph on page 1 to reflect the anticipatory nature of our funding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINACIAL CONDITION... PAGE 20

3. In light of current economic conditions we have included in our disclosure the statement that projections based upon past performance may not be reliable.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 32

4. We have reconciled the disclosure under Securities Ownership of Certain Beneficial Owners and Management to contain the latest practical date possible.

UNDERTAKINGS, PAGE II-2

5. We have deleted the second, third, and fourth paragraphs and the first sentence in the fifth paragraph. We have also removed the undertakings required by Item 512(f). We have also included the undertakings required by Item 512(a)

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Robert Denman
---------------------------
ROBERT DENMAN